Exhibit 99.1

904779
PRESS RELEASE

Media Relations:	+31 (0)70 344 83 44
Investor Relations:	+31 (0)70 344 83 05 (NL)
+1 877 548 96 68 (USA)

AEGON REPORTS ON FIRST QUARTER 2005 RESULTS ON AN IFRS BASIS

•	STANDARDIZED NEW LIFE PRODUCTION ROSE 4% TO EUR 610 MILLION (6% at constant exchange rates)

•	OPERATING EARNINGS BEFORE TAX DECREASED 14% TO EUR 437 MILLION REFLECTING VOLATILITY OF RESULTS UNDER IFRS (11% at constant exchange rates)

•	NET INCOME INCREASED 5% TO EUR 666 MILLION

The Hague, May 11, 2005

“During the first quarter, AEGON’s overall life production showed a healthy increase due to the growth of our US, Dutch and Taiwanese businesses. Moreover, AEGON’s net income increased by five percent,” said AEGON Chairman Donald J. Shepard. “Our conversion to International Financial Reporting Standards, along with 7000 other European companies, has entailed anticipated accounting volatility in our operating earnings. Today we also released AEGON’s 2004 embedded value report, which is an important additional measure of our performance. The solid improvement in AEGON’s total embedded value, as well as the significant increase in the value of new business, is a direct result of our consistent pursuit of profitable growth.”

Operating earnings before tax decreased 14% to EUR 437 million (11% on a constant currency basis). The positive developments, such as sound business growth and higher product spreads in the Americas and increased operating earnings in the United Kingdom, are offset primarily by the impact of International Financial Reporting Standards (IFRS) in the Americas and the Netherlands that induced volatility in the reported operating earnings.

Net income, which includes net gains/losses on investments and impairment charges and non-recurring items, increased 5% to EUR 666 million (7% on a constant currency basis). Net gains/losses on investments and impairment charges together amounted to a gain of EUR 292 million compared to a gain of EUR 190 million in the first quarter of 2004. Non-recurring income amounted to EUR 192 million before tax, reflecting the book gain on the sale of the Spanish general insurance activities. The comparable period in 2004 included EUR 193 million in non-recurring income, related to the sale of the non-core TFC commercial lending business.

HIGHLIGHTS Amounts in EUR millions, except per share data	First quarter 2005	First quarter 2004%		Constant currency exchange rates %
Operating earnings before tax	437	510	(14)	(11)
Net gains/losses on investments and impairment charges	292	190	54	55
Non recurring income/expense items	192	193	(1)	(1)
Income before tax	921	893	3	5
Net income	666	633	5	7
- per share	0.42	0.41	2	4

This press release includes a non-GAAP financial measure: Operating earnings before tax. The reconciliation of this measure to the most comparable GAAP measure is shown on page 23. This non-GAAP measure should not be viewed as a substitute for the related figures presented in accordance with IFRS. However, management believes it presents meaningful supplemental information about the elements of our business characterized under IFRS as our operating income and operating charges.

Highlights

amounts in millions

USD				EUR

First three months				First three months
2005	2004	%		2005	2004	%
			By product segment
159	158	1	Traditional life	121	126	(4)
75	83	(10)	Life for account of policyholders	57	66	(14)
68	129	(47)	Fixed annuities	52	103	(50)
44	57	(23)	Variable annuities	34	46	(26)
83	126	(34)	Institutional guaranteed products	63	101	(38)
27	24	13	Fee - off balance sheet products	21	19	11
38	26	46	Reinsurance	29	21	38
16	20	(20)	Other	12	16	(25)

114	103	11	Accident and health insurance	87	82	6
22	26	(15)	General insurance	17	21	(19)

8	6	33	Banking activities	6	5	20
(81)	(120)	(33)	Interest charges and other	(62)	(96)	(35)

573	638	(10)	Operating earnings before tax	437	510	(14)
396	240	65	Net gains/losses on investments	302	192	57
(13)	(2)		Impairment charges	(10)	(2)
252	241	5	Non recurring income/expense items	192	193	(1)

1,208	1,117	8	Income before tax	921	893	3
4	1		Share in profit/(loss) of associates	3	1	200
(337)	(327)	3	Corporation tax	(257)	(262)	(2)
(1)	1		Minority interests	(1)	1

874	792	10	Net income	666	633	5

			Income before tax geographically
614	707	(13)	Americas	468	565	(17)
312	191	63	The Netherlands	238	153	56
84	60	40	United Kingdom	64	48	33
273	35		Other countries	208	28

1,283	993	29	Income before tax business units	978	794	23
(75)	124		Holding and other activities	(57)	99

1,208	1,117	8	Income before tax	921	893	3

1,772	1,821	(3)	Commissions and expenses	1,351	1,456	(7)

			Amounts per common share of EUR 0.12
0.55	0.51	8	Net income [1]	0.42	0.41	2
0.55	0.51	8	Net income fully diluted [1]	0.42	0.41	2

At March 31 2005	At Dec. 31 2004			At March 31 2005	At Dec. 31 2004
11.74	10.52	12	Shareholders’ equity	8.95	8.41	6
11.75	10.71	10	Shareholders’ equity after full conversion	8.96	8.56	5

			Number of employees	27,213	27,859	(2)

			Outstanding common shares:
			- Number of common shares (millions)	1,553	1,514	3
			- Weighted average number (millions)	1,525	1,487	3

[1]	After deduction of preferred dividend and coupon on perpetuals.

New life production in the Americas increased sharply during the first quarter, primarily reflecting strong BOLI/COLI production. The Netherlands saw a solid improvement in group pension business, driving an increase in life production. Life production in the United Kingdom decreased compared to the very strong first quarter of last year and also reflects certain pricing and other changes made throughout 2004 and 2005 in the core pensions markets. Taiwan experienced significant growth in new life production, due to increased demand for traditional life products over alternative products.

Commission and expenses decreased 7% to EUR 1,351 million. Total operating expenses decreased 8% to EUR 713 million (8% at constant currency exchange rates). The decrease is primarily explained by the lower expenses due to the divestiture of the non-core TFC operations partly offset by higher expenses in The Netherlands due to the addition to the provision for disputes related to life products.

Revenue generating investments increased 4% to EUR 315 billion compared to year-end 2004.

In the Americas, operating earnings before tax totaled USD 522 million, a 15% decrease compared to the same period in 2004. Items that are included in operating earnings are volatile under IFRS. In the first quarter of 2004 these items contributed USD 146 million to operating earnings, while these items amounted to a negative USD 11 million in the first quarter of 2005. These volatile items include a discontinued total return pass-through annuity product, Canadian segregated funds maturity guarantees and financial assets carried at fair value, such as hedge funds, convertible bonds and certain limited partnerships, for which no offset in liabilities is present. Excluding these volatile items in both 2005 and 2004, operating earnings increased 13%. This reflects primarily increased spreads and continued favorable persistency in fixed annuities, and higher assets under management on mutual funds and variable annuities due to favorable persistency and equity market growth in 2004. The Americas accounted for 80% of operating earnings before tax generated by the country units. Standardized new life production increased 25% to USD 306 million.

In the Netherlands, operating earnings before tax decreased 31% to EUR 29 million. The decrease in earnings in the Netherlands primarily reflects an addition of EUR 35 million to the provision for disputes related to life products. This was partly offset by higher interest income on ALM swaps in the life business and improved results in non-life on the back of business growth in accident and health and a favorable claims experience in general insurance. The Netherlands represented 6% of operating earnings before tax generated by the country units. Standardized new life production increased 13% to EUR 76 million.

In the United Kingdom, operating earnings before tax increased 31% to GBP 42 million. Included in operating earnings are charges made to policyholders with respect to corporation tax, which are offset by an equal and directly related tax amount not included in operating earnings. Excluding these charges operating earnings rose 62%. The increase in operating earnings primarily reflects the positive effect of the higher equity and bond markets on policy fee income. Other positive factors include cost savings and improved mortality/morbidity results in annuity and term business. The United Kingdom accounted for 12% of operating earnings before tax generated by the country units. Standardized new life production decreased 18% to GBP 144 million.

Operating earnings before tax in Other countries amounted to EUR 11 million compared to EUR 23 million in the first quarter of 2004. The decrease reflects primarily the lower contribution to operating earnings from Spain due to the sale of the general insurance activities as well as higher start-up losses for new ventures. This was partially offset by higher operating earnings in Hungary. Other countries accounted for 2% of operating earnings before tax generated by the country units. Standardized new life production in Other countries increased by 37% to EUR 92 million, particularly in Taiwan where standardized new life production rose 51%.

Shareholders’ equity at March 31, 2005 amounted to EUR 15,767 million, an increase of EUR 829 million compared to December 31, 2004.

REPORT OF THE COUNTRY UNITS

Americas

amounts in millions

USD				EUR

First three months				First three months
2005	2004	%		2005	2004	%
			Income by product segment
142	157	(10)	Traditional life	108	126	(14)
30	23	30	Life for account of policyholders	23	18	28
68	129	(47)	Fixed annuities	52	103	(50)
44	57	(23)	Variable annuities	34	46	(26)
83	126	(34)	Institutional guaranteed products	63	101	(38)
13	4		Fee - off balance sheet products	10	4	150
38	26	46	Reinsurance	29	21	38

104	94	11	Accident and health insurance	79	75	5

522	616	(15)	Operating earnings before tax	398	494	(19)
72	92	(22)	Net gains/losses on investments	55	72	(24)
20	(1)		Impairment charges	15	(1)

614	707	(13)	Income before tax	468	565	(17)
(190)	(224)	(15)	Corporation tax	(145)	(179)	(19)
0	1	(100)	Minority interests	0	1	(100)

424	484	(12)	Net income	323	387	(17)

			Revenues
215	231	(7)	Life general account single premiums	164	185	(11)
1,311	1,198	9	Life general account recurring premiums	1,000	958	4
313	33		Life policyholders account single premiums	239	26
293	318	(8)	Life policyholders account recurring premiums	223	254	(12)

2,132	1,780	20	Total life insurance gross premiums	1,626	1,423	14
634	620	2	Accident and health insurance	483	496	(3)

2,766	2,400	15	Total gross premiums	2,109	1,919	10
1,667	1,522	10	Investment income insurance activities	1,271	1,217	4
267	254	5	Fees and commissions	204	203	0

4,700	4,176	13	Total revenues	3,584	3,339	7
407	1,789	(77)	Other operating income	310	1,431	(78)

5,107	5,965	(14)	Revenues and operating income	3,894	4,770	(18)
85	118	(28)	Other income	65	94	(31)

5,192	6,083	(15)	Total revenues and other income	3,959	4,864	(19)

1,037	1,051	(1)	Commissions and expenses	791	840	(6)

			Standardized new premium production insurance
492	229	115	Life single premiums	375	183	105
257	221	16	Life recurring premiums annualized	196	177	10
306	244	25	Life total recurring plus 1/10 single	233	195	19

			Gross deposits
501	830	(40)	Fixed annuities	382	664	(42)
3,177	2,406	32	Institutional guaranteed products	2,423	1,924	26
1,528	1,556	(2)	Variable annuities	1,165	1,244	(6)

5,206	4,792	9	Total production on balance sheet	3,970	3,832	4

			Off balance sheet production
1,584	1,508	5	Synthetic GICs	1,208	1,206	0
3,559	3,286	8	Mutual funds/ Collective Trusts and other managed assets	2,714	2,627	3

5,143	4,794	7	Total production off balance sheet	3,922	3,833	2

The Americas (the AEGON USA companies and AEGON Canada)

•	Operating earnings before tax decreased 15% to USD 522 million.

•	Excluding the effect of volatile items under IFRS in both 2004 and 2005, operating earnings before tax increased 13%.

•	Total revenue generating investments rose 1% from year-end 2004 to USD 257.1 billion.

•	Standardized new life production increased 25% to USD 306 million.

•	Operating expenses increased 2% to USD 433 million.

Results

Operating earnings before tax decreased 15% to USD 522 million. It is generally expected that operating earnings on an IFRS basis will be more volatile than income before realized gains and losses on shares and real estate on the previously reported DAP basis. In the Americas, there are three primary sources of volatility in operating earnings that have been identified and explained in further detail on page 7. These volatile items include a discontinued total return pass through annuity product, Canadian segregated funds maturity guarantees and certain financial assets carried at fair value, such as hedge funds, convertible bonds and certain limited partnerships, for which no offset in the movement of liabilities is present. In the first quarter of 2004 these items contributed USD 146 million to operating earnings, while these items amounted to a negative USD 11 million in the first quarter of 2005. Excluding these specific volatile items, operating earnings for the Americas increased 13% primarily attributable to increased spreads and continued favorable persistency in fixed annuities, and higher assets under management on mutual funds and variable annuities due to favorable persistency and equity market growth that occurred in 2004.

Net gains on investments amounted to USD 72 million compared to USD 92 million in the first quarter of 2004. Impairment charges amounted to a positive USD 20 million in the first quarter of this year as gross asset impairments of USD 29 million were more than offset by impairment recoveries. This compares to a net charge of USD 1 million in the same period in 2004. Net income, which includes net gains/losses on investments and impairment charges, decreased 12% to USD 424 million.

Traditional/Account of Policyholders

Standardized new life production increased 17% to USD 233 million compared to the first quarter of 2004. This number does not include the standardized new life production of reinsurance which is reported as a separate line of business. The increase in standardized new life production primarily reflects increased BOLI/COLI production where sales tend to occur in large amounts but not on a regular or predictable basis.

Operating earnings before tax for traditional life decreased 10% to USD 142 million compared to the same period last year. The valuation of certain financial assets carried at fair value contributed USD 2 million to operating earnings before tax compared to USD 13 million in the first quarter last year. Excluding this item, operating earnings before tax decreased 3% primarily due to higher mortality claims in the first quarter of 2005. The decrease was mostly offset by higher product spreads on universal life policies and growth of the in-force business.

Operating earnings before tax from life for account of policyholders increased 30% to USD 30 million compared to the first quarter of 2004. The increase is primarily the result of growth of the in-force business during 2004.

Fixed annuities

Fixed annuity new deposits of USD 501 million decreased 40% in the first quarter of 2005 compared to 2004. Compared to the fourth quarter in 2004 new fixed annuity deposits were 17% lower. The lower fixed annuity production reflects AEGON’s continued commitment to write profitable business with acceptable risk profiles and the current low interest rate environment. Withdrawals from existing contracts have increased slightly from prior year however remain near historically low levels. Fixed annuity account balances of USD 54.1 billion were USD 0.4 billion lower from year-end level as new deposits were more than offset by higher withdrawals. The account balances have been adjusted to include annuities with life contingencies, which previously were included under traditional life.

Fixed annuity operating earnings before tax decreased 47% to USD 68 million compared to the same period last year. The total return annuity and the fair value movements of certain financial assets carried at fair value had a significant effect on operating earnings before tax. These volatile items contributed USD 64 million to operating earnings while these items contributed a negative USD 38 million in the first quarter this year. Excluding these volatile items, operating earnings before tax increased 63% primarily reflecting higher product spreads, favorable mortality on immediate payout annuities, and continued favorable persistency.

Product spreads on the largest segment of the fixed annuity book were 230 basis points on an IFRS pre-tax operating basis. Spreads computed on an IFRS operating basis differ from the previously reported DAP basis primarily due to the treatment of asset defaults and DAP deferred gain/loss amortization, both of which are removed under the IFRS operating basis. Excluding the volatile income related to certain financial assets carried at fair value, pre-tax operating spreads were 219 basis points for the quarter.

Institutional guaranteed products

Institutional guaranteed product production amounted to USD 3.2 billion, an increase of 32% compared to 2004. Higher sales were primarily in traditional and municipal GIC products as well as medium term note funding agreements. The tight credit spreads have pressured sales as disciplined pricing continues to be followed to achieve targeted returns. The balance of institutional guaranteed spread products at March 31, 2005 increased slightly from year-end 2004 to USD 31.5 billion.

Institutional guaranteed products operating earnings before tax decreased 34% to USD 83 million compared to the same period last year. The valuation of certain financial assets carried at fair value contributed USD 7 million to operating earnings compared to USD 27 million in the comparable period last year. Excluding this volatile item operating earnings before tax decreased 23% primarily due to the one-time positive effect related to the performance of a loan portfolio in 2004 and decreased product spreads due to the rise in short term interest rates.

Variable annuities

Variable annuity new deposits of USD 1,528 million declined 2% compared to the first quarter of 2004, but increased 13% compared to USD 1,354 million in the fourth quarter of the prior year. The increase in sales through financial institutions and financial planners, as well as agency and direct distribution, was offset by lower pension production due to a particularly strong first quarter of 2004. The new retail product, “5 for Life”, that was introduced in the fourth quarter of 2004 has been favorably received, and sales for the GPS product that was introduced earlier also continue to expand. Retail variable annuity sales increased 4% to USD 739 million compared to the same period the prior year. Variable annuity balances declined slightly to USD 43.8 billion compared to year-end 2004 and reflect the decline in equity markets in the first quarter of 2005.

Variable annuity operating earnings before tax decreased 23% to USD 44 million compared to the same period last year. This decline was due to the impact of the valuation of Canadian segregated funds with maturity guarantees, which contributed USD 5 million to operating earnings before tax compared to USD 27 million in the same period in 2004. Excluding this volatile item, operating earnings before tax increased 30%. The increase is primarily attributable to higher fees from growth in assets under management due to continued favorable persistency and strong equity market growth in 2004.

Fee – off balance sheet products

Off balance sheet products include managed assets such as mutual funds, collective investment trusts and synthetic GICs. Off-balance sheet production was USD 5.1 billion, a 7% increase compared to the first quarter of 2004. Mutual fund sales of USD 3.6 billion for 2005 increased 8%, reflecting the expanded marketing relationships with wirehouse networks. Synthetic GIC sales of USD 1.6 billion in 2005 were 5% above the comparable period in 2004. Off-balance sheet assets have increased 2% compared to year-end 2004 and now total USD 77.6 billion.

Operating earnings before tax from fee – off balance sheet products of USD 13 million increased USD 9 million compared to 2004. The increase in operating earnings was primarily the result of growth in assets under management from strong equity market growth in 2004.

Reinsurance

Reinsurance standardized new life production of USD 73 million increased USD 28 million or 62% over 2004 reflecting the completion of several in force transactions and strong international sales.

Reinsurance operating earnings before tax increased 46% to USD 38 million compared to the same period last year. The contribution to operating earnings from the valuation of certain financial assets carried at fair value and the total return annuity product was USD 11 million, compared to USD 4 million in the prior year. Excluding these volatile items, operating earnings before tax increased 23%, primarily reflecting improved results from the hedge on guaranteed minimum withdraw benefits (GMWB) and growth in the in force business, offset by additional claims on international business.

Accident and health business

Accident and health premium revenue of USD 634 million increased 2% compared to the same period last year due to increased sales through sponsored programs along with premium rate increases on certain health products. The discontinuance of new sales of long-term care policies announced in mid 2004 has reduced the growth in premiums.

Accident and health operating earnings before tax increased 11% to USD 104 million compared to the same period last year, and primarily reflects one-time refinements to reserve estimates.

Commissions and expenses

Commissions and operating expenses of USD 1,037 million decreased 1% compared to the first quarter of 2004. Operating expenses of USD 433 million were up 2% compared to the same period last year.

Impact of volatile items in the Americas

Operating earnings before tax on an IFRS basis are generally expected to be more volatile than income before realized gains and losses on shares and real estate reported on the previous DAP basis for the Americas. In particular, there are three items that are expected to create significant short-term volatility due to the fair value nature of the underlying valuation. In aggregate, these items contributed USD 146 million to operating earnings in the first quarter of 2004, compared to a negative USD 11 million in the first quarter of this year. These items are as follows:

Asset Valuation – certain financial assets that are managed on a total return basis, such as hedge funds, convertible bonds, and certain limited partnerships, are carried at fair value with no offsetting changes in the fair value of liabilities. As of March 31, 2005, these assets totaled USD 2.7 billion or just over 2% of the general account portfolio in the Americas. The valuation of these assets contributed USD 84 million to operating earnings before tax in the first quarter of 2004 compared to USD 16 million in the same period this year. The impact of this is notable in the traditional life, fixed annuity, institutional guaranteed products and reinsurance lines of business.

Total Return Annuity – this annuity product provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however due to the minimum guarantee not all of the asset market value changes will be offset in the liability valuation. This product exists in both the fixed annuity and reinsurance lines of business and in both cases represents closed blocks. Product balances as of March 31, 2005 were USD 2.4 billion in fixed annuities and USD 0.6 billion in reinsurance. This item contributed USD 35 million to the 2004 first quarter operating earnings before tax, compared to a negative USD 32 million this year.

Segregated Funds Maturity Guarantees – segregated funds sold in Canada and reported in the variable annuity line of business contain ten-year maturity guarantees that are carried at fair value using market-based risk neutral scenario techniques. The operating earnings impact from these guarantees is generally positive for higher equity market returns and higher interest rates, and conversely negative for lower equity market returns and lower interest rates. As of March 31, 2005 segregated fund balances with maturity guarantees totaled USD 4.0 billion. This product contributed USD 5 million to operating earnings before tax, compared to USD 27 million in the first quarter last year.

The Netherlands

amounts in millions

	EUR

	First three months
	2005	2004	%
Income by product segment
Traditional life	8	3	167
Life for account of policyholders	(13)	10
Fee - off balance sheet products	10	12	(17)

Accident and health insurance	8	5	60
General insurance	10	7	43

Banking activities [1]	6	5	20

Operating earnings before tax	29	42	(31)
Net gains/losses on investments	234	112	109
Impairment charges	(25)	(1)

Income before tax	238	153	56
Corporation tax	(70)	(39)	79

Net income	168	114	47

Revenues
Life general account single premiums	134	182	(26)
Life general account recurring premiums	290	293	(1)
Life policyholders account single premiums	276	135	104
Life policyholders account recurring premiums	724	651	11

Total life insurance gross premiums	1,424	1,261	13
Accident and health insurance	96	91	5
General insurance	143	149	(4)

Total gross premiums	1,663	1,501	11
Investment income insurance activities	431	396	9
Fees and commissions	80	74	8
Income from banking activities	28	30	(7)

Total revenues	2,202	2,001	10
Other operating income	199	269	(26)

Revenues and operating income	2,401	2,270	6
Other income	234	112	109

Total revenues and other income	2,635	2,382	11

Commissions and expenses	294	276	7

Standardized new premium production insurance
Life single premiums	395	297	33
Life recurring premiums annualized	37	37	0
Life total recurring plus 1/10 single	76	67	13
Non-life premiums	15	19	(21)

Gross deposits
Saving deposits	860	548	57

Total production on balance sheet	860	548	57

Off balance sheet production
Mutual funds and other managed assets	478	245	95

Total production off balance sheet	478	245	95

[1]	Includes income on off balance sheet type products

AEGON The Netherlands

•	Operating earnings before tax decreased 31% to EUR 29 million, reflecting the addition of EUR 35 million to the provision for disputes related to life products.

•	Total revenue generating investments increased 3% to EUR 59.9 billion compared to year-end 2004 levels.

•	Standardized new life production increased 13% to EUR 76 million.

•	Operating expenses increased 17% compared to the first quarter of 2004 to EUR 198 million, primarily due to addition to the provision for disputes related to life products.

Results

Operating earnings before tax totaled EUR 29 million in the first quarter, a 31% decline compared to the same period in 2004. The decrease in operating earnings primarily reflects the addition of EUR 35 million to the provision for disputes related to life products and the impact of volatile items, partly offset by higher interest income on ALM swaps in the life business and improved results in non-life on the back of business growth in accident and health and a favorable claims experience.

Operating earnings include volatile items that are explained in more detail on page 11. These volatile items include valuation of derivatives used for portfolio allocation and certain financial assets carried at fair value, such as private equity investments, for which no offset in the movement of liabilities is present. These items contributed EUR 16 million to operating earnings in the first quarter of 2004, compared to a negative contribution of EUR 15 million in the first quarter of this year.

Net income, which includes net gains/losses on investments and impairment charges, increased 47% to EUR 168 million. Net gains on investments doubled compared to the first quarter 2004 level to EUR 234 million. The increase is mainly due to the gain on the sale of a part of the shares in a real estate fund and the increase in market value of derivatives. The impairment charges of EUR 25 million primarily relate to AEGON Germany, of which the sale has been announced.

Traditional/Account of policyholders

Standardized new life production increased 13% compared to the first quarter of 2004 to EUR 76 million. This reflects a good performance of the group pension business, where a number of large contracts were closed. Individual life production remains mixed, with flat production levels in recurring premium production and a decline in single premium production due to continued disciplined pricing.

Operating earnings before tax for traditional life amounted to EUR 8 million, compared to EUR 3 million in the comparable period. This reflects higher interest income from ALM swaps and lower DPAC amortization. The effect of valuation of derivatives and certain financial assets carried at fair value amounted to a negative EUR 11 million to operating earnings before tax compared to a positive contribution of EUR 13 million in the first quarter last year.

Operating earnings before tax from life for account of policyholders amounted to a loss of EUR 13 million, a decrease of EUR 23 million compared to the first quarter last year. This reflects primarily the addition to the provision for disputes related to life products. The effect of valuation of derivatives and certain financial assets carried at fair value amounted to a negative EUR 2 million to operating earnings before tax compared to a positive contribution of EUR 2 million in the first quarter last year.

Fee business

Operating earnings before tax from fee business amounted to EUR 10 million, a EUR 2 million reduction from the level achieved in the first quarter of 2004. Although revenues increased by 8% in this segment, higher costs at the distribution units more than offset this. Off balance sheet production increased 95% to EUR 478 million, reflecting growth in asset-only group pension contracts.

Non-life insurance

Accident and health operating earnings before tax increased 60% to EUR 8 million. Disability products and sick leave coverage generated improved results following the good production in 2004. Accident and health premiums increased 5% compared to the first quarter of 2004 to EUR 96 million. The increase in premium income reflects the expanded portfolio, following the withdrawal of the government from the sick leave and disability for self employed markets.

General insurance operating earnings before tax increased 43% to EUR 10 million. In particular Fire continued to perform well, with low claims experience and low lapse rates. Motor results also improved strongly. General insurance premiums decreased 4% to EUR 143 million.

Banking activities

Operating earnings before tax from banking activities amounted to EUR 6 million, an increase of EUR 1 million compared to the first quarter 2004. This reflects improved cost efficiency and lower provisions, more than offsetting lower revenues. Savings account balances amounted to EUR 5.5 billion, unchanged from year-end 2004. New deposits increased 57% to EUR 860 million.

Commission and expenses

Commissions and expenses of EUR 294 million was 7% higher than in the first quarter of 2004. Operating expenses amounted to EUR 198 million, 17% higher than in the comparable period. This primarily reflects the increase in the provision for disputes related to life products. Excluding this provision, operating expenses were down around 4%.

Impact of volatile items in the Netherlands

Operating earnings before tax on an IFRS basis are generally expected to be more volatile than income before realized gains and losses on shares and real estate reported on the previous DAP basis for the Netherlands. In particular, there are two items that are expected to create significant short-term volatility due to the fair value nature of the underlying valuation. In aggregate, these items contributed EUR 16 million to operating earnings in the first quarter of 2004, compared to a negative EUR 15 million in the first quarter of this year. These items are as follows:

Derivatives used in portfolio allocation: AEGON The Netherlands uses derivatives to manage the asset allocation of its investment portfolio. These derivatives are carried at fair value with no offsetting changes in the fair value of liabilities. The valuation of these derivatives contributed EUR 4 million to operating earnings before tax in the first quarter of 2004, compared to a negative EUR 23 million this year. The impact of this is noticeable in all lines of business.

Asset Valuation – certain financial assets, such as an investment in a private equity fund, are carried at fair value with no offsetting changes in the fair value of liabilities. As of March 31, 2005, these assets totalled EUR 200 million. This item contributed EUR 12 million to operating earnings before tax in the first quarter of 2004, compared to EUR 8 million in the first quarter of this year. The impact of this is noticeable in the traditional life and the life for account of policyholders line of business.

United Kingdom

amounts in millions

GBP				EUR

First three months				First three months
2005	2004	%		2005	2004	%
			Income by product segment
1	(5)		Traditional life	2	(7)
32	25	28	Life for account of policyholders	46	37	24
1	1	0	Fee - off balance sheet products	1	1	0
8	11	(27)	Other	12	16	(25)

42	32	31	Operating earnings before tax	61	47	30
2	0		Net gains/losses on investments	3	1	200

44	32	38	Income before tax	64	48	33
(8)	(11)	27	Corporation tax attributable to policyholder return	(12)	(16)	25

36	21	71	Income before corporation tax on shareholders return	52	32	63
(10)	(4)	150	Corporation tax on shareholders return	(14)	(7)	100
0	0	0	Minority interests	(1)	0

26	17	53	Net income	37	25	48

			Revenues
44	35	26	Life general account single premiums	64	51	25
43	36	19	Life general account recurring premiums	62	53	17
395	452	(13)	Life policyholders account single premiums	571	666	(14)
300	292	3	Life policyholders account recurring premiums	431	430	0

782	815	(4)	Total gross premiums	1,128	1,200	(6)
397	383	4	Investment income insurance activities	572	563	2
33	28	18	Fees and commissions	48	41	17

1,212	1,226	(1)	Total revenues	1,748	1,804	(3)
489	269	82	Other operating income	706	396	78

1,701	1,495	14	Revenues and operating income	2,454	2,200	12
2	0		Other income	3	0

1,703	1,495	14	Total revenues and other income	2,457	2,200	12

116	113	3	Commissions and expenses	168	166	1

			Standardized new premium production insurance [1]
626	724	(14)	Life single premiums	903	1,065	(15)
81	104	(22)	Life recurring premiums annualized	118	152	(22)
144	176	(18)	Life total recurring plus 1/10 single	208	259	(20)

			Off balance sheet production
80	26		Mutual funds and other managed assets	116	38

80	26		Total production off balance sheet	116	38

[1]	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities

AEGON UK

•	Operating earnings before tax increased 31% to GBP 42 million and rose 62% when excluding the effects of corporation tax attributable to policyholders.

•	Total revenue generating investments increased 1% to GBP 36.4 billion compared to year-end 2004 levels.

•	Standardized new life production decreased by 18% to GBP 144 million.

•	Operating expenses decreased 9% compared to the first quarter of 2004 to GBP 81 million.

Results

Operating earnings before tax totaled GBP 42 million in the first quarter, a 31% rise compared to the same period in 2004. Included in operating earnings are charges made to policyholders in respect of corporation tax, which are offset by an equal and directly related tax amount not included in operating earnings. When excluding the corporation tax attributable to policyholders, operating earnings before tax increased by 62%. Net income, which includes net gains/losses on investments, increased 53% to GBP 26 million.

The increase in operating earnings primarily reflects the positive effect of the higher equity and bond markets on policy fee income. Other positive factors include cost savings and higher mortality/morbidity results in annuity and term business. The comparable period in 2004 included a GBP 5 million restructuring charge.

Traditional/Account of policyholders

Standardized new life production decreased 18% compared to the very successful first quarter of 2004 (the highest production quarter in 2004) to GBP 144 million. The decrease was also attributable to certain pricing and other changes made throughout 2004 in our core pensions markets. AEGON UK has further reduced commission on both group in early 2005 and individual pensions business in late 2004. This move has been followed by some, but not all competitors although there was a difference in timing of reductions in commissions.

Operating earnings before tax for traditional life amounted to GBP 1 million, compared to a loss of GBP 5 million in the comparable period. This reflects higher profits on annuity and term business and lower expenses, as the first quarter of 2004 included a GBP 5 million restructuring charge.

Operating earnings before tax from life for account of policyholders was GBP 32 million, an increase of 28% compared to the first quarter last year. This mainly reflects the impact of the higher equity and bond market on policyholder fee income. The average FTSE level in the first quarter of 2005 was 11% higher than in the comparable period.

Fee business

Operating earnings before tax from the fee business segment remained level at GBP 1 million. Positive Solutions had a strong start to the year, with a marked increase in average RI (Registered Individual) productivity. Origen had a slow start to the year, but saw activity levels pick up in March. In asset management, AEGON UK saw strong first quarter performance in retail and institutional sales.

Commission and expenses

Commissions and expenses rose 3% to GBP 116 million. Operating expenses declined 9% to GBP 81 million. This reflects GBP 6 million expense savings achieved on the back of the restructuring program and GBP 5 million restructuring costs in the first quarter of 2004 partially offset by higher expenses due from growth in the distribution companies.

Other countries

amounts in millions

	EUR

	First three months
	2005	2004	%
Income by product segment
Traditional life	3	4	(25)
Life for account of policyholders	1	1	0
Fee-off balance sheet products	0	2	(100)

Accident and health insurance	0	2	(100)
General insurance	7	14	(50)

Operating earnings before tax	11	23	(52)
Net gains/losses on investments	5	5	0
Non recurring income/expense items	192	0

Income before tax	208	28
Share in profit/(loss) of associates	3	1	200
Corporation tax	(34)	(7)

Net income	177	22

Revenues
Life general account single premiums	5	4	25
Life general account recurring premiums	144	109	32
Life policyholders account single premiums	8	3	167
Life policyholders account recurring premiums	30	25	20

Total life insurance gross premiums	187	141	33
Accident and health insurance	26	31	(16)
General insurance	34	90	(62)

Total gross premiums	247	262	(6)
Investment income insurance activities	35	31	13
Fees and commissions	5	3	67

Total revenues	287	296	(3)
Other operating income	13	20	(35)

Revenues and operating income	300	316	(5)
Other income	196	6

Total revenues and other income	496	322	54

Commissions and expenses	59	70	(16)

Standardized new premium production insurance
Life single premiums	11	7	57
Life recurring premiums annualized	91	66	38
Life total recurring plus 1/10 single	92	67	37

Gross deposits
Variable annuities	1	0

Total production on balance sheet	1	0

Off balance sheet production
Mutual funds and other managed assets	110	43	156

Total production off balance sheet	110	43	156

Other countries

•	Operating earnings before tax amounted to EUR 11 million compared to EUR 23 million in the first quarter of 2004.

•	Total revenue generating investments increased 1% to EUR 4.0 billion compared to year-end 2004 levels.

•	Standardized new life production increased by 37% to EUR 92 million.

•	Operating expenses decreased 7% compared to the first quarter of 2004 to EUR 27 million.

Results

Operating earnings before tax in Other countries amounted to EUR 11 million compared to EUR 23 million in the first quarter of 2004. The decrease reflects primarily the lower contribution to operating earnings from Spain due to the sale of the general insurance activities per January 1, 2005. In the first quarter of 2004 operating earnings from these activities amounted to EUR 10 million. Start-up losses related to new ventures were higher than the prior year. Partially offsetting the decrease were higher first quarter operating earnings in Hungary. Net income, which includes net gains/losses on investments and non-recurring items, amounted to EUR 177 million compared to EUR 22 million in the first quarter of 2004. Net gains on investments amounted to EUR 5 million, the same amount as in the prior year.

On December 30, 2004, AEGON N.V. announced that it had entered into an agreement to sell AEGON Seguros Generales, its general insurance subsidiary in Spain, to Italian mutual insurance company Reale Mutua Group effective January 1, 2005. The book gain on this transaction amounted to EUR 192 million on a pre-tax basis and has been included in non-recurring income.

Traditional/Account of policyholders

New life production in Taiwan in the first quarter of 2005 increased 52% to NTD 3,431 million (EUR 83 million) compared to the same period in 2004. Most of the new business growth was derived from the brokerage channel. Total gross premiums increased 45% to NTD 4,722 million (EUR 114 million) compared to NTD 3,267 million (EUR 79 million) in the first quarter of 2004, mainly due to growth in new business of recurring traditional life.

In Hungary, standardized new life production declined 11% to HUF 1.1 billion (EUR 5 million), as the company is continuing to shift its focus to growing the pension fund management business. Pension fund deposits rose by 32% to HUF 11 billion (EUR 45 million) and the number of members increased by 8% to 556,000. Off balance sheet investments grew by 50% to HUF 218 billion (EUR 882 million) compared to the end of the first quarter 2004 and increased 11% compared to the year-end 2004 level.

In Spain, standardized new life production amounted to EUR 4 million compared to EUR 8 million in the first quarter of 2004. This primarily reflects a temporary decrease in production from general insurance agents as a consequence of the announcement on sale of the general insurance activities. Measures are being implemented that are expected to restore production levels through this channel. The partnership with CAM continued its favorable development, generating premium income of EUR 168 million in the first quarter. The partnership with CAM is not consolidated in AEGON’s accounts and AEGON includes its share in the results of the partnership in the line share in profit / (loss) of associates.

Total life insurance operating earnings before tax from Other countries amounted to EUR 4 million compared to EUR 7 million in the first quarter of 2004.

Non-life insurance

In Hungary, non-life premium income increased by 14% to HUF 8.4 billion (EUR 34 million) mainly as a result of successful expansion of the car insurance portfolio. Following the sale of the general insurance activities, non-life premiums in Spain now only include health insurance. Excluding the general insurance premiums, non-life premiums in Spain increased 8% to EUR 26 million.

Non-life operating earnings before tax amounted to EUR 7 million compared to EUR 16 million in the same period last year.

Commission and expenses

Commission and expenses decreased 16% to EUR 59 million. Operating expenses decreased 7% compared to the first quarter of 2004 to EUR 27 million primarily due to lower expenses in Spain as result of the sale of the general insurance activities.

Associates

AEGON’s share in the profit of associates amounted to EUR 3 million, compared to EUR 1 million in the first quarter of 2004. This line represents the income on the partnership with CAM (49.99% interest), which was not included in the comparable period as the partnership became operational in June, 2004. It also includes the income on the 35% stake in La Mondiale Participation (20% in the comparable period).

Condensed consolidated balance sheets

amounts in millions

At March 31 2005 USD	At Dec. 31 2004 USD	%		At March 31 2004 USD	At March 31 2004 EUR	At March 31 2005 EUR	At Dec. 31 2004 EUR	%

173,963	176,485	(1)	Investments	165,981	135,783	134,189	129,568	4
138,703	140,398	(1)	Investments for account of policyholders	127,212	104,067	106,991	103,075	4
632	669	(6)	Investments in associates	161	132	488	491	(1)
50,793	49,473	3	Other assets and receivables	42,921	35,112	39,180	36,321	8

364,091	367,025	(1)	Total assets	336,275	275,094	280,848	269,455	4

20,440	20,347	0	Total shareholders’ equity	18,332	14,997	15,767	14,938	6
202	173	17	Minority interest third parties	143	117	156	127	23
1,731	1,794	(4)	Junior perpetual capital securities	0	0	1,335	1,317	1
1,967	2,066	(5)	Perpetual cumulative subordinated bonds	1,855	1,517	1,517	1,517	0

24,340	24,380	(0)	Group equity	20,330	16,631	18,775	17,899	5
515	515	0	Trust pass-through securities	515	421	397	378	5
342	346	(1)	Subordinated loans	561	459	264	254	4
3,727	3,092	21	Senior debt related to insurance activities	3,998	3,271	2,875	2,270	27

28,924	28,333	2	Total capital base	25,404	20,782	22,311	20,801	7

111,196	111,864	(1)	Insurance contracts	105,723	86,488	85,773	82,126	4
82,271	83,008	(1)	Insurance contracts for account of policyholders	75,502	61,765	63,461	60,941	4
45,922	46,164	(1)	Investment contracts	44,273	36,218	35,423	33,892	5
62,598	62,649	(0)	Investment contracts for account of policyholders	54,790	44,822	48,286	45,994	5
33,180	35,007	(5)	Other liabilities	30,583	25,019	25,594	25,701	(0)

364,091	367,025	(1)	Total equity and liabilities	336,275	275,094	280,848	269,455	4

Shareholders’ equity roll forward							amounts in millions
At March 31 2005 USD	At Dec. 31 2004 USD	%		At March 31 2004 USD	At March 31 2004 EUR	At March 31 2005 EUR	At Dec. 31 2004 EUR	%

			Shareholders’ equity January 1		13,330	14,938	13,330
			Net income		633	666	2,259
			Dividend paid		0	0	(351)
			Change in foreign currency translation reserve		427	487	(685)
			Repurchased and sold own shares		0	11	27
			Change fair value reserve		630	(315)	473
			Coupons on perpetuals (net of tax)		(18)	(29)	(84)
			Other changes		(5)	9	(31)

20,440	20,347		Shareholders’ equity end of period	18,332	14,997	15,767	14,938

Additional balance sheet information							amounts in millions
At March 31 2005 USD	At Dec. 31 2004 USD	%		At March 31 2004 USD	At March 31 2004 EUR	At March 31 2005 EUR	At Dec. 31 2004 EUR	%

			Assets
11,188	10,594	6	Deferred policy acquisition costs	9,146	7,482	8,630	7,778	11
			Equity
2,735	2,874	(5)	Preferred shares	2,577	2,108	2,110	2,110	0
2,519	3,076	(18)	Fair value reserve	2,953	2,416	1,943	2,258	(14)
			Liabilities
54,064	54,487	(1)	Fixed annuities	54,958	44,959	41,703	40,002	4
31,479	31,098	1	Institutional guaranteed products	29,780	24,362	24,282	22,831	6
43,781	44,439	(1)	Variable annuities	41,765	34,166	33,771	32,625	4
7,156	7,517	(5)	Savings accounts	6,860	5,612	5,520	5,519	0

REPORT OF THE HOLDING COMPANY

Capital and funding

Shareholders’ equity at March 31, 2005 amounted to EUR 15,767 million, an increase of EUR 829 million compared to December 31, 2004. The main items positively impacting shareholders’ equity were net income of EUR 666 million and currency exchange rate effects of EUR 487 million. This was partially offset by a change in the fair value reserve, primarily reflecting realizations of gains.

At March 31, 2005 shareholders’ equity represented 71% of the total capital base. Group equity, which includes perpetual capital securities and minority interests, represented 84% of the total capital base at March 31, 2005.

Interest charges and other

Interest charges and other activities amounted to EUR 62 million, compared to EUR 96 million in the first quarter of 2004. The decrease reflects the refinancing of debt with perpetuals, which for IFRS are not considered to be debt instruments but equity instruments and hence the coupons are charged directly to equity. In the first quarter of 2004 interest charges and other also included a loss of EUR 21 million from the TFC activities compared to a loss of EUR 7 million in the first quarter this year.

Subsequent events

On April 15, AEGON announced that it has entered into an agreement to sell its German subsidiary, AEGON Lebensversicherungs-AG, which operates under the name MoneyMaxx, to Deutscher Ring. The sale is subject to German regulatory approval and is expected to be completed in the third quarter of 2005.

On April 28, AEGON completed the sale of AEGON Seguros Generales, its general insurance subsidiary in Spain, to the Italian mutual insurance company Reale Mutua Group, which was announced on December 30, 2004.

On May 4, AEGON announced that it completed the sale of TFC’s European trailer leasing activities.

Summarized consolidated income statements

amounts in millions

USD				EUR

First three months				First three months
2005	2004	%		2005	2004	%
10,306	9,424	9	Revenues	7,859	7,536	4
1,621	2,658	(39)	Other operating income	1,236	2,125	(42)

11,927	12,082	(1)	Revenues and operating income	9,095	9,661	(6)
674	509	32	Other income	514	407	26

12,601	12,591	0	Total revenues and other income	9,609	10,068	(5)

10,136	10,958	(8)	Benefits and expenses	7,729	8,762	(12)
1,218	486	151	Other operating charges	929	389	139

11,354	11,444	(1)	Benefits, expenses and operating charges	8,658	9,151	(5)
39	30	30	Other charges	30	24	25

11,393	11,474	(1)	Total benefits, expenses and other charges	8,688	9,175	(5)

1,208	1,117	8	Income before tax	921	893	3
4	1		Share in profit/(loss) of associates	3	1	200
(337)	(327)	3	Corporation tax	(257)	(262)	(2)

875	791		Income after tax	667	632	6
(1)	1		Minority interests	(1)	1

874	792	10	Net income	666	633	5

11,927	12,082	(1)	Revenues and operating income	9,095	9,661	(6)
11,354	11,444	(1)	Benefits, expenses and operating charges	8,658	9,151	(5)

573	638	(10)	Operating earnings before tax	437	510	(14)

Explanatory notes

The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Institutional guaranteed products includes income on GICs and funding agreements.

Fee business includes income on off balance sheet type products.

Other is currently used to report charges made to policyholders in respect of corporation tax for AEGON UK. There is an equal and opposite tax charge which is part of corporation tax.

Currencies

Income statement items:

average rate 1 EUR = USD 1.3114 (2004: USD 1.2506)

Balance sheet items:

closing rate 1 EUR = USD 1.2964 (2004: USD 1.2224); Ultimo 2004 1 EUR = USD 1.3621

Revenues and production

amounts in millions

USD				EUR

First three months				First three months
2005	2004	%		2005	2004	%
			Revenues
481	528	(9)	Life general account single premiums	367	422	(13)
1,907	1,844	3	Life general account recurring premiums	1,496	1,413	6
1,446	1,038	39	Life policyholders account single premiums	1,094	830	32
1,890	1,622	17	Life policyholders account recurring premiums	1,408	1,360	4

5,724	5,032	14	Total life insurance gross premiums	4,365	4,025	8
795	773	3	Accident and health insurance	605	618	(2)
232	299	(22)	General insurance	177	239	(26)

6,751	6,104	11	Total gross premiums	5,147	4,882	5
3,042	2,764	10	Investment income	2,320	2,210	5
441	403	9	Fees and commission income	337	321	5
37	37	0	Income from banking activities (spread)	28	30	(7)

10,271	9,308	10	Total revenues business units	7,832	7,443	5
35	116	(70)	Other revenues	27	93	(71)

10,306	9,424	9	Total revenues	7,859	7,536	4
1,621	2,658	(39)	Other operating income	1,236	2,125	(42)

11,927	12,082	(1)	Revenues and operating income	9,095	9,661	(6)
674	509	32	Other income	514	407	26

12,601	12,591	0	Total revenues and other income	9,609	10,068	(5)

			Revenues and operating income by product segment
10,580	10,596	(0)	Life insurance	8,068	8,473	(5)
1,006	1,001	0	Accident and health insurance	767	800	(4)
244	320	(24)	General insurance	186	256	(27)
37	37	0	Banking activities	28	30	(7)
60	128	(53)	Other activities	46	102	(55)

11,927	12,082	(1)	Total revenues and operating income	9,095	9,661	(6)

			Standardized new premium production insurance
2,209	1,941	14	Life single premiums	1,684	1,552	9
578	541	7	Life recurring premiums annualized	442	432	2
799	735	9	Life total recurring plus 1/10 single	610	587	4

			Gross deposits
501	830	(40)	Fixed annuities	382	664	(42)
3,177	2,406	32	Institutional guaranteed products	2,423	1,924	26
1,529	1,556	(2)	Variable annuities	1,166	1,244	(6)

5,207	4,792	9	Total	3,971	3,832	4
1,128	685	65	Savings deposits	860	548	57

6,335	5,477	16	Total production on balance sheet	4,831	4,380	10

			Net deposits
(1,194)	(586)	(104)	Fixed annuities	(910)	(469)	(94)
172	545	(68)	Institutional guaranteed products	131	436	(70)
265	361	(27)	Variable annuities	202	289	(30)

(757)	320		Total	(577)	256
(174)	(251)	31	Savings deposits	(133)	(201)	34

(931)	69		Total net deposits	(710)	55

			Off balance sheet production
1,584	1,508	5	Synthetic GICs	1,208	1,206	0
4,482	3,693	21	Mutual funds/Collective Trusts and other managed assets	3,418	2,953	16

6,066	5,201	17	Total production off balance sheet	4,626	4,159	11

Investments geographically

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR	Total USD

		At March 31, 2005
		Investments
2,159	378	Shares	1,665	5,040	549	29	7,264	9,417
104,632	1,799	Bonds	80,710	13,181	2,613	2,511	99,042	128,398
16,355	0	Loans	12,616	7,816	0	87	20,614	26,724
4,935	0	Other financial assets	3,807	1,271	0	12	5,085	6,592
389	0	Investments in real estate	300	1,660	0	1	1,961	2,543
178	0	Real estate for own use	137	19	0	33	223	289

128,648	2,177	Investments general account	99,235	28,987	3,162	2,673	134,189	173,963

50,861	33,498	Investments for account of policyholders	39,232	18,725	48,653	390	106,991	138,703

179,509	35,675	Investments on balance sheet	138,467	47,712	51,815	3,063	241,180	312,666
77,632	743	Off balance sheet investments third parties	59,883	12,140	1,079	888	73,989	95,919

257,141	36,418	Investments	198,350	59,852	52,894	3,951	315,169	408,585

		Investments
101,685	1,828	Available for sale financial assets	78,436	18,608	2,655	1,793	101,518	131,608
16,355	0	Loans	12,616	7,816	0	87	20,614	26,724
0	0	Financial assets held-to-maturity	0	0	0	757	751	974
60,902	33,169	Financial assets at fair value through profit or loss	46,978	19,609	48,175	392	115,128	149,252
389	596	Investments in real estate	300	1,660	866	1	2,827	3,665
178	82	Real estate held for own use	137	19	119	33	342	443

179,509	35,675	Total investments	138,467	47,712	51,815	3,063	241,180	312,666

Assets and capital geographically
amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR	Total USD

		At March 31, 2005
206,881	42,010	Assets business units	159,581	52,287	61,016	4,281	277,165	359,317
		Other assets					3,683	4,774

		Total assets on balance sheet					280,848	364,091

18,173	2,026	Capital in units	14,018	4,315	2,942	1,203	22,478	29,140

		Total capital base					22,311	28,924
		Other net liabilities					167	216

		Total					22,478	29,140

		At March 31, 2004
196,052	38,143	Assets business units	160,383	50,514	57,281	3,139	271,317	331,658
		Other assets					3,777	4,617

		Total assets on balance sheet					275,094	336,275

18,136	2,017	Capital in units	14,836	3,307	3,029	559	21,731	26,488
		Total capital base					20,782	25,404
		Other net liabilities					949	1,084

		Total					21,731	26,488

		As at December 31, 2004
204,192	41,425	Assets business units	149,910	52,413	58,751	3,799	264,873	360,784
		Other assets					4,582	6,241

		Total assets on balance sheet					269,455	367,025

18,222	2,024	Capital in units	13,378	4,144	2,870	1,006	21,398	28,577

		Total capital base					20,801	28,333
		Other net liabilities					597	244

		Total					21,398	28,577

Non-GAAP measures (Regulation G)

This press release includes a non-GAAP financial measure: Operating earnings before tax. The reconciliation of this measure to the most comparable GAAP measure is shown below. This non-GAAP measure should not be viewed as a substitute for the related figures presented in accordance with IFRS. Rather management believes it presents meaningful supplemental information about the elements of our business characterized under IFRS as our operating income and operating charges.

EUR amounts in millions
	2005 First Quarter	2004 First Quarter
Income before tax	921	893
Other income	(514)	(407)
Other charges	30	24
Operating earnings before tax	437	510

Disclaimer

The impact from the conversion on AEGON’s balance sheets at January 1, 2004, December 31, 2004 and March 31, 2005, including the impact on shareholders’ equity at those dates, and on the 2004 and 2005 quarterly results by line of business and by segment has been derived from accounting policies based on IFRS as at March 31, 2004 (referred to as the ‘stable platform’). These accounting policies, and consequently the information presented, may still change due to changes in IFRS up to December 31, 2005. Furthermore, additional review and analysis may cause key impacts to change. All information published in this press release is unaudited, may include roundings and has to be considered as preliminary information until AEGON publishes its 2005 financial statements.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in euro, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism and acts of war;

•	Changes in the policies of central banks and/or foreign governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.com

Baltimore, the United States

Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com

Website: www.aegon.com

Analyst and investor conference call

An analyst and investor conference call on the first quarter 2005 results and the 2004 Embedded Value will be held today at 15.00 CET (14.00 BST; 09.00 a.m. ET)

The listen-only phone numbers for the conference call are as follows:

+31 (0)45 6316901	(the Netherlands)
+44 (0)208 901 6950	(United Kingdom)
+1 303 262 2130	(United States and Canada)